October 4, 2006

VIA EDGAR AND OVERNIGHT MAIL

Mr. H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

RE:	Atlas Energy Resources, LLC

Registration Statement on Form S-1

Filed July 28, 2006

File No. 333 - 136094

Dear Mr. Schwall:

On behalf of Atlas Energy Resources, LLC (the “Company”), we wish to respond to your comment letter dated August 25, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement (“Amendment No. 1”).

General

1.	Please confirm that you considered Securities Act Industry Guide 5 when preparing this registration statement. Refer to Sections II.A.3.f, II.B.2, and II.B.3.b of Release No. 33-6900 for guidance. We may have additional comments.

The Company confirms that it has considered Securities Act Industry Guide 5 and Release No. 33-6900 (the “Release”) when preparing the registration statement and believes it has satisfied all of the relevant requirements.

Securities and Exchange Commission

October 4, 2006

The Company does not believe that the prior performance disclosure required by Section 8 of Guide 5 and Section II.A.3.f and II.B.3.b of the Release is appropriate because neither the manager nor Atlas America have sponsored “prior programs” as contemplated by those sections. The investment partnerships for which Atlas America currently acts, and the Company upon completion of the offering will act, as managing general partner are not “programs” parallel to and separate from the Company; rather, the interests the Company holds in them as managing general partner comprise part of the Company’s business, and their operating results are reflected in the Company’s financial statements.

As an operating company that is not using the proceeds of the public offering to acquire or invest in assets, the Company does not believe that an investment objectives and policies discussion described in Section 10 of Guide 5 or Section II.B.2.f of the Release is appropriate. The Company’s primary business objectives are described in sections “Prospectus Summary – Atlas Energy Resources” and “Business – Business Strategy.”

With respect to sales materials, please see the response to comment 4.

2.	To eliminate any potential for confusion, use precise captions and introductory text to distinguish clearly between you, Atlas America, Atlas Energy Management and Atlas Energy Operating company. For example, it might be useful to remind the readers that Atlas America is not the registrant and is not offering the common units being offered in this offering. Please revise to eliminate any ambiguity and to clarify the disclosure and captions as appropriate.

The Company has changed virtually all references in the prospectus to “Atlas Energy Management” to “our manager” in order to eliminate any potential confusion due to use of the Atlas name. In addition, at pages 6 and 98, it has added the statement that Atlas America is an entity separate from the Company and its securities are not being offered in the offering, and at page 6, it has added a statement that the operating subsidiaries of the Company include Atlas Energy Operating Company, LLC.

3.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also update all disclosure as appropriate. Examples include the status of your application to list on the NYSE, your website address, the ratio of taxable income to distributions and the amount you have available to borrow under your credit facility.

Securities and Exchange Commission

October 4, 2006

The Company has filled in blanks, and updated disclosure, to the extent it is able to do so at this time. For example, please see the prospectus cover page and page 7. With respect to the credit facility, the Company will not enter into it until the closing of the offering.

4.	We will need time to review all new disclosure, including any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted appendices and exhibits, including schedules. Please also provide us with the sales materials you propose to use, pursuant to Release No. 33-6900. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly. Examples include the following:

•	all material contracts;

•	the omnibus agreement;

•	the legality and tax opinions; and,

•	Atlas Energy Resource’s credit facility, as amended to the latest practicable date.

Ensure that you allow sufficient time for our review in each case. With regard to future agreements, file the proposed agreements, and replace them in future amendments with the executed versions. We may have additional comments.

The Company is filing a number of exhibits with Amendment No. 1, including the legality and tax opinions. The Company will include all remaining exhibits and appendices in amendments to the registration statement as they are available. With respect to its credit facility, as disclosed on page 89, the Company will not enter into the facility until the closing of the offering. The Company will file a form of the credit agreement as an exhibit as soon as it is available. The Company will provide artwork and sales materials, if any, to the Staff, as they become available. The Company currently intends to supply to investors copies of the preliminary prospectus and prospectus only. The Company will also supply to the Staff any materials to be used in connection with the directed unit program described in the “Underwriting” section of the prospectus.

Summary, page 1

5.

To the extent possible, shorten the summary and move any excess detail to the main body of the prospectus. Focus on the principal points. We note, for instances, that the disclosure under “Business Strategy” is repeated verbatim on pages 99-100. Refer to

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October 4, 2006

Item 503 of Regulation S-K.

The Company has revised the summary section as requested.

6.	Provide us with copies of the Rigdata.com data you reference on page 2. Tell us if this information is readily available to the public at nominal or no charge.

We are including the referenced data with this letter. This information is available free of charge at www.rigdata.com, by clicking “Monthly Statistics,” then “Operator Ranking” under “Rankings.”

Gas and Oil Production, page 4

7.	Expand the disclosure regarding the Tennessee Joint Venture Agreement, both here and on page 106, to clarify how many of the 300 net wells you have drilled to date.

The Company has revised the disclosure as requested at pages 4 and 107.

Use of Proceeds, page 10

8.	Both here and on page 46, explain the reasons for the distribution to Atlas America. It appears that you are receiving some, but not all, of the assets of Atlas America.

The disclosure at pages 9 and 46 states that the distribution constitutes a reimbursement to Atlas America for capital expenditures incurred by it on the Company’s behalf and as partial consideration for the contribution of assets to it.

Atlas America originally did not intend to contribute interests in 94 wells formerly owned by Atlas Energy Group, Inc. to the Company pursuant to representations made in connection with a private letter ruling from the Internal Revenue Service with respect to the spin-off by Resource America, Inc. of Atlas America. As the Company advised the staff of the Office of the Chief Accountant by letter dated March 1, 2006, the excluded assets amounted to approximately 3% of Atlas America’s assets as of December 31, 2005. Atlas America is now free under the private letter ruling to, and will at the closing, transfer these well interests to the Company, and has revised disclosure throughout the prospectus accordingly. Atlas America will thus contribute virtually all of its assets not associated with Atlas Pipeline Partners to the Company, except for a small gathering system and subsidiaries which perform Atlas America’s corporate operations.

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October 4, 2006

Please note that Wright and Company has revised its report dated July 12, 2006, which appears as Appendix C to the prospectus. The only change between the report originally filed and the revised report is that references to the 94 wells that would not be contributed to the Company, and the pro forma information for the Company assuming it would not acquire those wells, has been deleted.

Non-GAAP Financial Measures, page 22

9.	We see that you are reporting a non-GAAP measure of gross operating margin, which appears to exclude DD&A that would normally be attributable to costs of sales and reflected in the GAAP measure of gross operating margin. The guidance in Item 10(e)(1)(ii)(E) precludes the use of titles or descriptions for non-GAAP measures that are the same as or confusingly similar to those utilized for measures prepared in accordance with GAAP. Also note that the reconciliation required under paragraph (1)(i)(B) of this Item would likely be to the GAAP based measure of gross margin, rather than net income. Please revise all related disclosures to comply with this guidance.

As previously discussed with the Staff, the Company has replaced references to “gross operating margin” with “segment margin” on pages 3 and 17, and reconciled this non-GAAP measure to gross margin, the most directly comparable financial measure, on page 22. In addition, the Company has revised Footnote 9 to the combined financial statements.

Risk Factors, page 25

10.	Additionally, please consider a risk factor indicating that you are a closely held company and that NYSE requirements for closely held companies are not as stringent as for more widely-held entities.

The Company has added a risk factor at page 38.

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October 4, 2006

Our operations require substantial capital expenditures…, page 29

11.	Qualify your anticipated capital expenditures for the next twelve months.

The Company has added disclosure as requested at page 28.

How we make cash distributions, page 50

12.	Provide a more detailed discussion to clarify whether you would have been able to make the payments to unitholders for each of the most recent four quarters. Identify the limitations and reserves applicable to Atlas America and to you. In the alternative, provide cross references to disclosure that appears elsewhere in the document as appropriate.

The Company has added the appropriate cross references on page 50.

Definition of Operating Surplus, page 51

13.	With a view towards possible disclosure, tell us whether “cash distributions paid on equity securities” (fourth bullet point) includes those made on the shares being issued in this offering or whether it references other equity securities that have been, or may be, issued.

The Company has clarified at page 51 that the securities referred to are those it may issue after the completion of the offering.

Cash Distribution policy and restrictions on distribution, page 60

Estimated EBITDA, page 65

14.	We note that for purposes of computing your estimated cash available for distribution, you have assumed your natural gas production volumes will increase during the twelve months ending June 30, 2007. Please disclose in further detail your basis for this assumption.

The Company has revised the disclosure in footnote 1 on page 67 to explain that it anticipates connecting new wells during the twelve months ending September 30, 2007.

Securities and Exchange Commission

October 4, 2006

15.	In your Note (5) on page 68, you state that you assume your general and administrative expenses will increase substantially for the twelve months ended June 30, 2007 due to the reclassification of your administrative and oversight fees as a reimbursement of general and administrative expense to revenue. It is unclear to us how this reclassification would change the underlying amount of general and administrative costs attributable to your operations. Please disclose in further detail the reason for the assumed increase in these expenses.

Please see the response to comment 34. In addition, the Company has revised the disclosure in footnote 5 on page 68 in response to your comment.

16.	Tell us the basis for your assumption that you will raise approximately $211.0 million through investment partnerships in the twelve-month period ending June 30, 2007.

The Company has advised us that its estimate of $270 million of funds to be raised during the 12 months ending September 30, 2007 (updated from the original filing) is derived from its prior fundraising performance coupled with its expectations of demand based on solicitation for prior programs. During the three calendar years ended December 2003, 2004 and 2005, the Company raised $75.1 million, $111.6 million and $156.8 million, respectively. For calendar year ending December 2006, it estimates it will raise $219.0 million. The Company’s most recently closed investment partnership offering was fully subscribed for at $148.7 million, and is a component of its overall projection for the twelve months ending September 2007.

Management’s discussion and analysis of financial condition and results of operations, page 76 Results of Operations, page 80

Year ended September 30, 2005 compared to year ended September 30, 2004, page 84

17.	We note your discussion on page 85 in which you explain compensation reimbursement expense decreased due to a decrease in allocations from Resource America. Please expand your discussion to further explain the underlying reasons for the reduction in the expense amounts allocated to your from this affiliate. This comment also applies to similar disclosure on page 87.

The Company has supplemented the disclosure as requested at pages 85 and 87.

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October 4, 2006

Cash Flows- Six months ended March 31, 2006 compared to March 31, 2005, page 89

18.	Expand the second bullet point to explain in more detail why cash from operations in that period declined versus the same period year earlier. We note that revenues increased at a higher percentage than production costs during that period. Also, if this constitutes a known trend, in an appropriate location, address the impact upon your ability to fund your capital expenditures and make the IQD.

The Company has advised us that the decrease in cash flows from operations for the six months ended March 31, 2006 compared to March 31, 2005 was principally related to a one-time advance from its affiliate of $19.8 million to fund the payment to Resource America (the Company’s former parent) for its share of income taxes included in Resource America’s income tax return. In connection with Atlas America’s spin-off from Resource America in June 2005, this payment was made as part of the final settlement of the intercompany balance. It does not indicate an expected trend of decreasing operating cash flow that will negatively impact the Company’s ability to fund its capital expenditures or make the IQD. Based upon further analysis, the Company has determined that the payments to its former parent more appropriately should have been classified as operating activities. After this reclassification, the changes in cash flows from operations more closely follow changes in net income.

Critical Accounting Policies, page 92

Dismantlement, restoration, reclamation and abandonment costs, page 93 and Note 4 on F-21.

19.	We note you revised your estimates for computing your asset retirement obligation as of September 30, 2005. Please expand your discussion to identify the reasons necessitating these changes, indicate when this information came to your attention, and state whether it is reasonably likely that material changes in these estimates will occur in the future.

Securities and Exchange Commission

October 4, 2006

The Company has supplemented the disclosure as requested at page 93 and in Note 4 on page F-21.

Management, page 119

20.	Clarify for each individual who is also an executive officer of Atlas Energy Management or of Atlas America, how much of their professional time they will devote to the business of the registrant.

The Company has provided the requested disclosure at pages 121-122.

21.	As required by Section II.B.2.b of Release No. 33-6900, provide investors with a clear understanding of the nature and amount of compensation that may be paid. Discuss how Atlas Energy Management plans to compensate its executive officers and directors. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of Atlas Energy Management. Also state the maximum amount that may be paid to Atlas Energy Management in each category of fees or compensation. If no such maximum exists, state so.

The Company will compensate the manager though distributions on the management incentive interests and the Class A units and reimbursement of expenses the manager incurs in providing services to the Company. These payments and distributions are described in sections “How We Make Cash Distributions,” “Cash Distribution Policy and Restrictions on Distributions,” “Management – Reimbursement of Expenses of Our Manager and Its Affiliates” and “Certain Relationships and Related Transactions – Distributions and Payments to Our Manager and Atlas America.” The manager will not separately compensate its executive officers and directors. Instead, Atlas America will compensate these individuals and allocate to the Company the costs of the services of such persons based on a good faith estimate of the value of their services. As disclosed on pages 121-122, Mr. Weber is expected to devote all of his time, and Ms. McGurk is expected to devote a majority of her time, to the Company’s operations. The material terms of Mr. Weber’s employment agreement are disclosed on pages 124-125. The Company has added disclosure at pages 56 and 131 that there is no maximum on the

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amount of distributions or reimbursements that may be received by the manager or Atlas America. The Company has also added disclosure at page 127 that directors of the manager will not be paid annual retainer fees or any other compensation.

Conflicts of Interest, page 133

22.	Please provide additional disclosure on how the conflicts committee will operate. Disclose who is charged with identifying the conflicts and explain how they are brought to the committee’s attention. Please also discuss what happens if the committee determines that there is a conflict.

The Company has added disclosure at page 136 as requested.

23.	In the cases involving members of the board and whether the board does not seek approval of the conflicts committee, indicate whether the relevant board member will vote on the actions taken.

The Company has added disclosure at page 136 stating that interested board directors may not participate in the resolution of a conflict of interest.

24.	We note your statement, in the first sentence of the fourth paragraph, regarding overcoming the burden of presumption. Provide us with the basis for your statement. This appears to be a legal conclusion. We may have further comments.

The Company believes that the statement to which you allude complies with, and accurately states, Delaware law. Section 18-1101 of the Delaware Limited Liability Company Act explicitly states that members of a limited liability company have absolute freedom of contract with respect to their limited liability company agreement except that the “implied contractual covenant of good faith and fair dealing” cannot be eliminated. Thus, the members are free to agree to shift the burden of proof in a controversy concerning whether the Company’s board acted in good faith. Further, shifting the burden of proof is consistent with the Delaware business judgment rule. See Aronson v. Lewis, 473 A.2d 805, 812 (Del. 1984) (“[The business judgment rule] is a presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. [Citations omitted.]…The burden is on the party challenging the decision to establish facts rebutting the presumption.”

Securities and Exchange Commission

October 4, 2006

Material Tax Consequences, page 151

25.	You indicate at page 159 that counsel is unable to opine on the validity of your approach for Section 754 because there is no clear authority addressing this issue. In light of counsel’s non-opinion in these circumstances, explain in necessary detail why your management feels justified in using this approach and the depreciation method discussed. Also explain further the nature of counsel’s uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method. Additionally, please explain other areas where counsel has not been able to opine such as with regard to the uniformity of your common units.

The Company has deleted all discussion of the interplay between Section 754 and Treasury Regulation Section 1.167(c)-1(a)(6) because it will not have property that will be depreciated under Section 167 rather than Section 168.

26.	Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Please see the response to comment 25. We have provided the Company an opinion on all material tax matters, included as Exhibit 8.1 of Amendment No. 1.

Legal Matters, page 177

27.	Please remove the term “certain” from this section and describe in detail the legal matters to be passed upon.

The disclosure has been revised as requested at page 178.

Financial Statements

28.	Please update the predecessor and pro forma financial information included in the document as required by Rules 3-12 and 11-02(c) of Regulation S-X.

Securities and Exchange Commission

October 4, 2006

The Company has updated the financial information as required by Regulation S-X.

Unaudited Pro Forma Combined Financial Statements, page F-2

29.	We note your adjustment 2(j) in which you have adjusted the historical combined statements of income to reflect additional expense related to the amortization of an incentive plan compensation for your president. Please expand your disclosure to explain how this adjustment related to the transactions you have given effect to within the pro forma financial statements.

The Company has revised the disclosure to explain that it will issue common units to the president upon the closing of the offering as required by the president’s employment agreement with Atlas America.

30.	Please clarify at adjustments 2(k) the reason why you have used the average borrowing rates of Atlas America Inc. to estimate the interest expense you will incur on borrowings under your new credit facility.

The Company will enter into the credit facility only upon the closing of the offering. It used Atlas America’s average borrowing rate to estimate interest expense on a pro forma basis because it anticipates the terms of the credit facility will be similar to the terms of Atlas America’s credit facility: the supporting collateral will be the same and the Company anticipates the same syndicate of banks will participate. The Company has added an explanation to this effect on page F-7.

Financial Statements- Atlas America E & P Operations, page F-8

Combined Statements of Cash Flows, page F-13

31.	We note that you present the changes in operation assets and liabilities as a single line item in your reconciliation of net income to net cash provided by operating activities. Please revise your presentation to separately report the major classes of reconciling items included in this single item as required by paragraph 29 of SFAS 95.

The Company has revised the disclosure as requested at page F-13.

Securities and Exchange Commission

October 4, 2006

Note 1- Description of Business and Basis of Presentation, page F-14

32.	We note the financial statements of Atlas America E & P Operations do not include a provision for income taxes. We presume the income earned from these operations was subject to income tax expense, and Atlas America Inc. reported this income on its consolidated income tax returns. Please disclose why the historical financial statements of these operations due not include a provision for income taxes. Tell us why you believe the guidance in IRQ 3 of SAB Topic 1:B.1 would not apply to in your situation.

The entities that will comprise the Company’s operations, Atlas America E&P Operations, have converted into limited liability companies during the nine months ended June 30, 2006. As such, any deferred tax liability would have been removed from the financial statements through continuing operations in the stub period ended June 30, 2006 in accordance with FAS 109. The Company is itself a pass-through entity. The Company believes that as a pass-through entity, the measure of pre-tax income would be more important to an investor and the inclusion of income taxes could confuse the investor. The Company has added a disclosure showing the income tax provision calculated on a separate return basis.

Note 2 – Summary of Significant Accounting Policies, page F-14

Oil and Gas Properties, page F-16

33.	We note your disclosure explaining that upon the sale of retirement of a complete unit of a proved property, the cost is eliminated from the property accounts and the resultant gain or loss is reclassified to accumulated depletion. Please explain to us how your accounting policy complies with the guidance in paragraph 41 of SFAS 19, which requires the cost and related accumulated depletion to be eliminated from the property accounts, with the resultant gain or loss recognized in the statements of income, when there is a sale or retirement of a complete unit of a proved property.

The Company has corrected the referenced disclosure on page F-16.

Revenue Recognition, page F-18

34.	We note on page 75, in a note to your selected financial data, that you have changed your classification of administrative and oversight fees on your statements of income due to

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October 4, 2006

changes in recent drilling agreements. Please disclose the nature of and justification for this change in accounting. In addition, please cite the accounting literature you relied upon to support your accounting and classification for these fees prior to and subsequent to the change in accounting.

The Company has advised us that it relied on EITF 01-14 to support its classification of these fees as revenue. Under the terms of its current form of drilling agreement, this fee is a nonaccountable flat fee that is intended to reimburse the Company for services rendered and out-of-pocket expenses. Under the prior forms of the drilling agreement, the fee was characterized as an accountable reimbursement of expenses. Upon review of EITF 01-14, the Company has revised its presentation of the fees under the prior agreements to reflect these fees as revenue instead of a reduction of general and administrative expenses, and has revised its related disclosures on pages 94 and F-18.

Recently Issued Financial Accounting Standards, page F-18

35.	Please disclose the impact that initial application of the guidance in FSPFAS 19-1 had on your financial statements, which was effective for reporting periods beginning after April 4, 2005.

The Company has added disclosure at pages 95-96 and Note 2 at page F-20 with respect to FSPFAS 19-1.

Note 5 – Certain Relationships and Related Party Transactions, page F- 21

36.	We note your disclosure in which you explain that Atlas America Inc. provides centralized corporate functions to the Atlas America E & P operations, and you have reflected the costs associated with providing those functions in general and administrative expense. Please disclose how you determine the amount of the expenses incurred on behalf of the Atlas America E & P operation by Atlas America Inc.; the extent to which you have complied with the guidance in IRQ 2 of SAB Topic 1:B.1 should be clear.

The Company has advised us that it has included in Atlas America E&P Operations’ income statements all general and administrative expenses incurred by Atlas America (except those related to Atlas Pipeline Partners, L.P., which is consolidated with Atlas

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October 4, 2006

America in its public filings) because it believes that these expenses are applicable to the those operations, which comprise substantially all of Atlas America’s business other than Atlas Pipeline. The Company has revised its disclosure at page F-22.

37.	We note your disclosure on page 78 in which you state that Atlas America Inc. did not allocate debt and interest expense to its subsidiaries; therefore, the historical financial result of the Atlas America E & P operations do not include interest expense. To the extent Atlas America Inc. carried debt that specifically related to the Atlas America E & P operations, we would expect the carve out financial statements to include a charge for interest expense. In any event, please expand your disclosure to include an analysis of the intercompany debt as called for in IRQ 4 of SAB Topic 1:B.l.

The Company has advised us that the debt carried on Atlas America’s balance sheet will not be assumed by the Company and therefore is not reflected on its balance sheet since it intends to obtain its own credit facility. The debt carried by Atlas America does not specifically relate to the Company’s operations because Atlas America has current obligations under its agreement with Atlas Pipeline Partners that the Company will not be assuming. The Company has revised the disclosure in Note 5 to the combined financial statements, at page F-23, to include an analysis of the intercompany accounts in accordance with SAB Topic 1:B.1.

Undertakings, page 11-4

38.	Provide the applicable undertaking required by Item 20 (c) to Industry Guide 5, or explain to us why you fail to provide it. See II.B.2.a. of Release No. 33-6900.

The Company has provided the requested undertaking on page II-4.

Engineering Comments Prospectus Summary, page 1

39.	It appears that about 30 percent of your reserves are proved undeveloped. Please disclose this information in this section. Also, it appears that your average production rate is less than 10 Mcfe per day per well. Please disclose this information also.

Where it shows proved developed reserves amounts, the Company has added disclosure that the balance of its proved reserves are proved undeveloped; please see footnote 5 at page 4 and footnote 1 at pages 19 and 108. Please note that the Company owns

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October 4, 2006

substantially all of its undeveloped reserves. Its ownership in these reserves is reduced to approximately 30% upon its contribution of the leasehold rights to the investment partnerships.

The Company has added disclosure about average daily production per well at pages 4 and 78, and in response to comment 41.

Natural Gas Hedging, page 5

40.	Tell us if the forward sales transactions in which you participate in are production payments. If so, tell us how you report the reserves and production associated with these payments and the percent of your production that these transactions represent.

The Company has advised us that the forward sales referred to are not production payments: the Company does not receive payments in advance for the applicable production. These transactions represent an agreement to sell a set amount of future production at a stated price; the Company receives payment when the production volumes are delivered to the third party. The Company has revised its disclosure related to these transactions to refer to “physical hedges” rather than “forward sales” in order to avoid confusion. See, for example, pages 5, 20 and 96.

Risk Factors, page 25

If commodity prices decline significantly…, page 26

41.	As it appears that most of your wells produce at very low production rates, you should also disclose the average production rate from your wells and indicate that you are more sensitive to price declines than producers that produce at a higher average rate of production per well.

The Company has added the requested disclosure at page 26.

Seasonal weather conditions may impair our ability to conduct drilling activities…, page 35

42.	This appears to be a risk factor that affects all companies in the industry. You should explain how this risk specifically affects you, with specific examples and analysis based on your experience or particular situation, or remove it from the filing.

Securities and Exchange Commission

October 4, 2006

The Company has removed this risk factor.

Business Strategy, page 99

43.	You disclose that over the past three years you drilled 1,463 wells. Please expand your disclosure to clarify that these are gross wells, and to indicate the number of net wells these gross wells represent.

The Company has added the requested disclosure on pages 4 and 100 and elsewhere in the prospectus where this information is presented.

Natural Gas and Oil Reserves, page 107

44.	Please include the complete definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

The Company has added the requested disclosure at page 107.

45.	Under Rule 4-10(a)(4) of Regulation S-X, you may attribute proved reserves to undrilled units not offsetting productive units only where you have “… demonstrated with certainty that there is continuity of production from the existing productive formation.” Provide us with the engineering and geologic justification for any PUD reserves which are not in legal, technically justified locations offsetting (adjacent to) productive wells in the same formation. Otherwise, either affirm to us that you have not claimed PUD reserves to such locations, or delete such volumes from your measures of proved reserves.

The Company affirms that it has not claimed PUD reserves for locations that are not in legal, technically justified locations offsetting (adjacent to) productive wells in the same formation.

Supplemental Oil and Gas Information, page F-27

46.	Please tell us the meaning of the “current additions” caption utilized in your reserve reconciliation table on page F-29; it should be clear how this compares to the disclosures required under paragraph 11 of SFAS 69.

Securities and Exchange Commission

October 4, 2006

The Company has replaced the words “Current additions” with the words “Extensions and discoveries” in compliance with paragraph 11.d of SFAS 69.

Very truly yours,

/s/ Lisa A. Ernst
Lisa A. Ernst

cc:	Edward E. Cohen
Lisa Washington
Thomas P. Mason

ATTACHMENTS

COMMENT NO.	DOCUMENT

2	“Top 100 Operators Ranked by Footage Drilled—January 2006 to August 2006” from rigdata.com